SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Investors Meeting 2Q07 Results José Carlos Grubisich Carlos Fadigas

Forward-looking Statements

This presentation contains forward -looking statements. Such statements are not statements of historical facts, and reflect the beliefs and expectations of Braskem’s management. The words “anticipates”, “wishes”, “expects”, “estimates”, “intends”, “forecasts”, “plans”, “predicts”, “projects”, “targets” and similar words are intended to identify these statements. Although Braskem believes that expectations and assumptions reflected in the forward -looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events.

Forward -looking statements included in this presentation speak only as of the date they are made (June 30, 2007), and the Company does not undertake any obligation to update them in light of new information or future developments.

Braskem shall not be responsible for any transaction or investment decisions that are taken based on information included in this presentation.

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Agenda

Highlights 2Q07

José Carlos Grubisich CEO

Results 2Q07

Carlos Fadigas CFO

Growth with Value Creation

José Carlos Grubisich CEO

3

2Q07 Highlights Significant strategic improvements

Acquisition of Ipiranga’s petrochemical assets
–	The acquisition of Ipiranga Petroquímica minorities was concluded
–	CVM announces that a change of control public tender offer (“OPA”) for Copesul shares is not required
–	Notice of public tender offer to delist Copesul published on August 14, 2007

Odebrecht capitalizes Braskem’s debentures in the amount of R$ 1.2 billion
–	BNDESPar exchanges Odebrecht debentures for Braskem’s Class A Preferred Shares

CONTROLING SHAREHOLDERS		79.2%	44.4%				FREE FLOAT		12.3%	44.9%

ODEBRECHT			NORQUISA*		PETROQUISA		BNDESPAR			OTHERS**

59.4%	37.3%		19.8%	7.1%	8.1%	6.8%	0.0%	7.4%		12.3%	37.5%

*Odebrecht holds 100% of Norquisa	% Voting Capital	% Total Capital	4
**Does not include shares held in treasury (3.7% of total)
Source: Braskem

Braskem The largest petrochemical company in Latin America

Gross Revenue	Net Revenue	EBITDA
US$ 11.0 bi	US$ 8.7 bi	US$ 1.7 bi

Exports	Assets
US$ 2.4 bi	US$ 10.3 bi

Note As of 06/30/07 – Pro forma basis: last twelve months.	5
Source: Braskem

Consistent growth Strong acceleration with Ipiranga’s acquisition...

Net Revenue	US$ million	EBITDA	US$ million	Exports	US$ million

LEVERAGED BY PRODUCTION GROWTH, MARKET LEADERSHIP, SUCCESSFUL COMMERCIAL POLICY AND INDUSTRY CONSOLIDATION

* 2Q07 LTM: Pro forma Consolidated Braskem. Other periods on real basis	6
Source: Braskem

...Combined with improved business quality focused on global competitiveness

Second best EBITDA margin posted by petrochemical companies worldwide

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Source: Braskem – Companies’ information for 2006. Braskem’s EBITDA margin for 2006 is the same as the EBITDA margin for2Q07 LTM

Agenda

Highlights 2Q07

José Carlos Grubisich CEO

Results 2Q07

Carlos Fadigas CFO

Growth with Value Creation

José Carlos Grubisich CEO

8

Improved performance in all indicators 2Q06 x 2Q07

Gross Revenue	R$ million	Net Revenue	R$ million	Exports	US$ million

EBITDA	R$ million	Net Income	R$million

Source: Braskem	9

Improved performance in all indicators 1H06 x 1H07

Gross Revenue	R$ million	Net Revenue	R$ million	Exports	US$ million

EBITDA	R$ million	Net Income	R$ million

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EBITDA surpasses R$ 900 million in 2Q07, posting 64% growth

R$ million

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Source: Braskem

EBITDA surpasses R$ 900 million in 2Q07, posting 64% growth

Price Evolution: Spreads of 30% over international prices

PE	+ 32%	Basis 100	PP	+ 33%	Basis 100	PVC	+ 35%	Basis 100

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Source: Braskem

EBITDA surpasses R$ 900 million in 2Q07, posting 64% growth

R$ million

2Q07 Commercial Performance: Focus on profitability combined with commercial flexibility (1)

Ethylene	kt	Total Thermoplastics	kt

t

(1) Consolidates sales in Domestic market and exports.	13
Source: Braskem

EBITDA surpasses R$ 900 million in 2Q07, posting 64% growth

R$ million

14
Source: Braskem

EBITDA surpasses R$ 900 million in 2Q07, posting 64% growth

R$ million

11% increase in Naphtha ARA price impacts EBITDA in R$ 391 million

Naphtha ARA	US$/ton	Naphtha in the COGS: 2Q06 x 2Q07

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Source: CMAI

EBITDA surpasses R$ 900 million in 2Q07, posting 64% growth

R$ million

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Source: Braskem

EBITDA surpasses R$ 900 million in 2Q07, posting 64% growth

R$ million

17
Source: Braskem

Debt Profile Amortization agenda compatible to cash generation and acquisition in process

AMORTIZATION AGENDA (R$ million) 06/30/2007	Gross Indebtedness by Index	R$ million
		Gross Debt:	7,303
		Net Debt:	5,214

		Average Maturity:	13 yrs

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Source: Braskem

Financial Solidity Leverage between 2 and 2 3 x after the completion of the acquisition

R$ million	Braskem Financial Effort	Net Debt	EBITDA ( LTM )	Net Debt / Ebitda (x)

12/31/2006		4,513	1,661	2.72

06/30/2007	770	5,214	3,5073	1.49

Acquisition of common shares out of controlling group - Ipiranga Group	256	5,470	3,503	1.56

Delisting of Copesul (1)	1,406	6,876	3,503	1.96

Deliver of petrochemical assets by Ultrapar	596	7,472	3,503	2.13

(1) Includes financial effort equivalent to 100% of the public tender offer (OPA)

Source: Braskem	19

Net Income Surpasses R$ 400 million in 1H07

Operating performance and improved financial result leverage net income

R$ million

Main Economic Indicators	2Q07	2Q06	Chg. %	1H07	1H06	Chg. %
	(A)	(B)	(A)/(B)	(C)	(D)	(C)/(D)

Net Revenue	4,969	4,048	23%	9,393	8,022	17%

EBITDA	921	562	64%	1,774	1,290	37%

EBITDA Margin	18.5%	13.9%	+4.6 pp	18.9%	16.1%	+2.8 pp

Net Financial Result	(59)	(317)	-81%	(163)	(357)	-54%

Net Income	281	(55)	-	408	92	344%

Source: Braskem	20

Agenda

Highlights 2Q07

José Carlos Grubisich CEO

Results 2Q07

Carlos Fadigas CFO

Growth with Value Creation

José Carlos Grubisich CEO

21

Braskem 2002-2007 5 years of consistent growth

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Braskem 2002-2007 5 years of consistent progress - Productivity

Production Capacity	Resins Production
(thousand of tons)	(thousand of tons)

Net Revenue/Employee (thousand of US$)	EBITDA/employee (thousand of US$)

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Source: Braskem

Braskem 2002-2007 5 years of consistent progress – Market

PE Market Share	PP Market Share	PVC Market Share

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Source: Braskem and Abiquim

Braskem 2002-2007 5 years of consistent progress – Financial

Market Cap (US$ million)	Financial Volume (daily average R$ 000)	Financial Leverage

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Source: Braskem

Braskem 2002-2007 5 years of consistent growth – Technology and Sustainability

Innovation and Technology	Sustainability
Accumulated Patents	Liquid Effluents (m3/ton)

Innovative Products (kt)	Solid Leftovers (kg/t)

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Source: Braskem

Braskem 2002-2007 5 years of consistent growth

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Integration of Braskem, Ipiranga and Copesul Control of synergies capturing process

Synergies > US$ 500 million in NPV

Goals:
	Mutual knowledge of the companies (practices and people);	Quantification and classification of opportunities: immediate, subject to approval and post integration / incorporation/	Efficient capture of possible gains;
	Identification of best practices;		Adequate communication with the Boards and the market;

Activities:
	Visits;	Identify opportunities;	Define terms, responsible parties and final products per stage and action, with defined goals and supervision.
	Work meetings;	Quantify impacts;
	Information exchange.	Define feasibility;
Prioritize and communicate.

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Source: Braskem

Ipiranga’s Acquisition Detailed Opportunities and Synergies

Industrial	Commercial	Logistics

Revenue increase with the reutilization of Copesul’s aromatic chains in UNIB- Camaçari Unification of production and maintenance practices Production of homopolymer PP by Ipiranga	Client portfolio integration Ipiranga’s export agreements optimization	Joint management of raw materials

Optimization of distribution logistics in the local market

Reduction of international freight contracts and modals optimization

Rationalization of spare parts inventories

HSE
Joint management of solid residues Unification of best effluents safety and management

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Source: Braskem

Ethylene-Ethanol Project A pioneer achievement globally

SUGARCANE

100% renewable raw material	Certified by Beta Analytics USA Main laboratory in the world specialized in carbon analysis	Association with Brazilian and multinational companies Food, automotive and cosmetic industries

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Source: Braskem

Production capacity increase Projects implementation

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Production capacity increase Ranking evolution

PE	kt	PP	kt	PVC	kt

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Source: Braskem and CMAI

Our Vision

Become Latin American leader in thermoplastic resins	Be positioned amongst the 10 largest petrochemical companies in market value globally

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Investors Meeting 2Q07 Results José Carlos Grubisich Carlos Fadigas

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:August 14, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.